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Free annual report

06017538

Regulatory Announcement

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Company	Tesco PLC
TIDM	TSCO
Headline	Holding(s) in Company
Released	15:00 10-Oct-06
Number	2147K



SEC MAIL PROCESSING
RECEIVED
OCT 17 2006
WASH, D.C.
213
SECTION

SUPPL

RNS Number:2147K
Tesco PLC
10 October 2006

Tesco PLC

DISCLOSURE OF INTEREST IN SHARES

The Company has today been notified by a letter dated 5 October 2006 that as at the close of business on 4 October 2006, the Capital Group Companies Inc, through various legal entities, had an interest in 290,054,076 Ordinary Shares of 5p each of the Company. This represents 3.633% of the share capital of the Company.

This announcement is made in accordance with the requirements of DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

PROCESSED
OCT 24 2006
THOMSON FINANCIAL

This information is provided by RNS
The company news service from the London Stock Exchange

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dw 10/18

Regulatory Announcement

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Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	15:48 10-Oct-06
Number	2532K

RNS Number:2532K
Tesco PLC
10 October 2006

10 October 2006

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Company was notified that the following Director has today exercised options over Ordinary shares of 5p each in the Company under the Tesco Executive Share Option Scheme and sold a total of 328,185 Ordinary shares at a price of 384.50p.

Director	No of Shares	Option Price
P A Clarke	328,185	259.00p

This announcement is made in accordance with the requirements of DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	15:22 10-Oct-06
Number	2513K

RNS Number:2513K
Tesco PLC
10 October 2006

10 October 2006

Tesco PLC

SHAREHOLDINGS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

The company was notified that, the Company Secretary, Lucy Neville-Rolfe, has today sold 3,817 Ordinary Shares of 5p each in the Company at a price of 384.82p.

This announcement is made in accordance with the requirements of DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	16:55 09-Oct-06
Number	1966K

Tesco PLC announces that on 9 October 2006 it purchased from JPMorgan Cazenove 3,100,000 ordinary shares at an average price of 384.42 pence per share. The purchased shares will be cancelled.

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Regulatory Announcement

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Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	18:00 06-Oct-06
Number	1212K

RNS Number:1212K
Tesco PLC
06 October 2006

6 October 2006
Tesco PLC

TRANSACTION IN OWN SHARES

Tesco PLC announces that on 6 October 2006 it purchased from Deutsche Bank AG London Branch 1,200,000 ordinary shares at an average price of 381.76 pence per share. The purchased shares will be cancelled.

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Regulatory Announcement

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Free annual report 

Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	18:15 05-Oct-06
Number	0505K

RNS Number:0505K
Tesco PLC
05 October 2006

5 October 2006
Tesco PLC

TRANSACTION IN OWN SHARES

Tesco PLC announces that on 5 October 2006 it purchased from Deutsche Bank AG London Branch 1,950,000 ordinary shares at an average price of 382.3338 pence per share. The purchased shares will be cancelled.

END

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The company news service from the London Stock Exchange

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Regulatory Announcement

Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	18:15 03-Oct-06
Number	9083J

RNS Number:9083J
Tesco PLC
03 October 2006

3 October 2006
Tesco PLC

TRANSACTION IN OWN SHARES

Tesco PLC announces that on 3 October 2006 it purchased from Deutsche Bank AG London Branch 4,000,000 ordinary shares at an average price of 369.22 pence per share. The purchased shares will be cancelled.

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